SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            LEXINGTON RESOURCES, INC.
                    (formerly known as Intergold Corporation)
                                (Name of Issuer)

                       Common Stock -- par value $0.00025
                         (Title of Class of Securities)

                                    529561102
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2003
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

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   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   529561102                                      Page 2  of 7    Pages
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1       NAME OF REPORTING PERSON:           Douglas Humphreys
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     SHARE EXCHANGE
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
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                            7      SOLE VOTING POWER
                                   750,000 Shares of Common Stock
        NUMBER OF           ----------------------------------------------------
         SHARES             8      SHARED VOITING POWER
       BENEFICIALLY                0
        OWNED BY
          EACH              ----------------------------------------------------
       REPORTING            9      SOLE DISPOSITIVE POWER
         PERSON                    750,000 Shares of Common Stock
          WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        750,000 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.00%
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14      TYPE OF REPORTING PERSON                   IND
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            This original Schedule 13D statement (the "Schedule") is filed on behalf of Douglas Humphreys ("Humphreys")as the reporting person hereunder, relative to the acquisition by Humphreys of certain shares of common stock issued by Lexington Resources, Inc., formerly known as "Intergold Corporation". Humphreys has not made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

            This Schedule relates to the voting common stock, $0.00025 par value, of Lexington Resources, Inc., formerly known as "Intergold Corporation" ("LXRS"). LXRS maintains its principal executive offices at 435 Martin Street, Suite 200, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

            This Schedule is being filed by Douglas Humphreys, a citizen of the United States. The address for Humphreys is 7545 Highway 270, Holdenville, Oklahoma 74848.

            Pursuant to General Instruction C of Schedule 13D, the controlling person (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to the Instruction C Person, is as follows:

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        Name                                       Business Address

--------------------------------------------------------------------------------

        Douglas Humphreys                          7545 Highway 270
                                                   Holdenville, Oklahoma 74848
--------------------------------------------------------------------------------

            Douglas Humphreys has the sole right to control the disposition of and vote the LXRS securities acquired.

            During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            At the execution of a share exchange agreement among Intergold Corporation, Lexington Oil & Gas Ltd. Co., an Oklahoma limited liability corporation, and the shareholders of Lexington Oil & Gas Ltd. Co. dated November 19, 2003 (the "Share Exchange Agreement"), an aggregate of 750,000 shares of restricted common stock of LXRS were issued to Humphreys. The consideration exchanged for the securities of LXRS was the exchange of shares of common stock in Lexington Oil & Gas Ltd. Co. held by Humphreys for the shares of common stock of LXRS.

ITEM 4. PURPOSE OF TRANSACTION

            The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of LXRS as follows:

            (a) On November 19, 2003, Intergold Corporation (now known as Lexington Resources, Inc.), Lexington Oil & Gas Ltd. Co., and the shareholders of Lexington Oil & Gas Ltd. Co. entered into a share exchange agreement (the "Share Exchange Agreement").

            On November 5, 2003, the Board of Directors approved and authorized execution of the Share Exchange Agreement. The Board of Directors further authorized and directed the filing with the Securities and Exchange Commission and subsequent distribution to ten or less shareholders of Intergold Corporation who held of record as of September 30, 2003 at least a majority of the issued and outstanding shares of common stock, an Information Statement pursuant to
Section 14(c) of the Securities Exchange Act of 1934, as amended, for approval of certain corporate actions.

            On November 19, 2003, a Written Consent of Shareholders was executed pursuant to which the shareholders of Intergold Corporation approved a proposed amendment to the Articles of Incorporation, as amended, to effectuate a proposed change in the name of Intergold Corporation to Lexington Resources, Inc. in the event the proposed transaction with Lexington Oil & Gas Ltd. Co. was consummated or to such other name as may be approved by the Board of Directors.

            In accordance with the terms of the Share Exchange Agreement, the sole business operations of LXRS will be as an energy company specializing in the production and development of oil and gas. Pursuant to the terms of the Share Exchange Agreement, the name "Intergold Corporation" was changed to Lexington Resources, Inc. and, effective November 20, 2003, the trading symbol under the OTC Bulletin Board for its shares of common stock has been changed in "LXRS".

            (b) Pursuant to the terms of the Shares Exchange Agreement, LXRS acquired from the shareholders of Lexington Oil & Gas Ltd. Co. one hundred percent (100%) of the issued and outstanding shares of common stock of Lexington Oil & Gas Ltd. Co. The terms of the Share Exchange Agreement require LXRS to (i) issue 3,000,000 shares of its restricted common stock to the shareholders of Lexington Oil & Gas Ltd. Co. in proportion to their respective holdings; and
(ii) grant 1,000,000 stock options to current optionees of Lexington Oil & Gas Ltd. Co.

            (c) As of November 19, 2003, LXRS issued to Humphreys 750,000 shares of restricted common stock. Humphreys acknowledged that the securities to be issued have not been registered under the Securities Act of 1933, and that he understood the economic risk of an investment in the securities.

            Pursuant to the instructions for items (a) through (j) of Item 4, Humphreys has plans as follows:

           (a) As set forth in Item 3 of this Schedule, Humphreys has acquired 750,000 shares of restricted common stock of LXRS. As set forth in Item 2 of this Schedule, Humphreys has the sole power to vote such shares of restricted common stock of LXRS. Humphreys may consider the acquisition of additional securities of LXRS, the issuer, but has no present plans or proposals to do so with the exception of 50,000 stock options exercisable into 50,000 shares of common stock at $0.50 per options.

           (b) Humphreys has no present plans or proposals to cause a merger or effect a liquidation or reorganization of LXRS or to enter into extraordinary corporate transactions.

           (c) Humphreys has no present plans or proposals to cause a sale or transfer of a material amount of assets of LXRS.

           (d) Humphreys plans to exercise the voting rights associated with ownership of shares of common stock of LXRS.

           (e) Humprheys has no present plans or proposals to cause a material change in the capitalization of LXRS.

           (f) Humphreys has no present plans or proposals to make any other material change to the business or corporate structure of LXRS.

           (g) Humphreys has no present plans or proposals to change LXRS' charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of LXRS by any person.

           (h) Humphreys has no present plans or proposals to cause LXRS' common stock from not being quoted on the OTC Bulletin Board.

           (i) Humphreys has no present plans or proposal relating to a class of securities of LXRS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

           (j) Humphreys has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the close of business on November 19, 2003, Humphreys beneficially owned 750,000 shares (or approximately 22.00% of the outstanding shares) of LXRS' common stock as follows:

                    Holder                              Number of Shares

                    Douglas Humphreys                       750,000

                    Total                                   750,000

           (b) Humphreys does not own any other common or preferred shares of LXRS (other than 50,000 stock options). Humphreys has sole power to vote or to direct the voting of the 750,000 common shares of LXRS.

           (b) As of November 19, 2003, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving LXRS equity securities had been engaged in by Humphreys, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

           (b) To the best knowledge and belief of the undersigned, no person other than Humphreys has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Not applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: December 3, 2003                       By:/s/ DOUGLAS HUMPHREYS
                                                ---------------------
                                                Douglas Humphreys